Exhibit 99.1

Advanced Semiconductor Engineering, Inc.

IR Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Inc. to Commence Taiwan and U.S. Tender Offers for

Common Shares and ADSs of SPIL

Taipei, Taiwan, R.O.C., August 21, 2015 — Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“ASE”) announced today that it plans to commence on August 24, 2015, tender offers in the Republic of China and the United States for common shares and American Depositary Shares (“ADSs”) of Siliconware Precision Industries Co., Ltd. (“SPIL”) at a price of NT$45 per common share and NT$225 per ADS payable in the equivalent amount of U.S. dollars, respectively. The Taiwan offer is being made to all holders of common shares and the U.S. offer is being made to all holders of ADSs.

The Taiwan offer will commence at 9:00 a.m., Taiwan time, on August 24, 2015 and expire at 3:30 p.m., Taiwan time, on September 22, 2015. The U.S. offer will commence at 12:01 a.m., New York City time, on August 24, 2015 and expire at 12:00 p.m. noon, New York City time, on September 22, 2015. ASE plans to acquire an estimated maximum number of 779,000,000 common shares of SPIL (including common shares represented by ADSs), equivalent to approximately 25% of the common shares issued by SPIL.

In the face of intensifying global competition and rising of new contenders, the drive for consolidation of the semiconductor industry is becoming increasingly apparent. ASE believes that industry peers in Taiwan should actively search for opportunities to cooperate and integrate resources, in order to protect and further improve the competitive advantage of the Taiwanese packaging and testing industry. The purpose of ASE acquiring an equity interest in SPIL through the tender offer is to establish the basis and opportunity for exploration of possible avenues of cooperation between ASE and SPIL; within the legally permitted scope and taking into full consideration the mutual interests of both parties’ employees and shareholders, ASE is willing to discuss specific details of such avenues of cooperation with SPIL’s operations team. Until such time, the acquisition of equity interest in SPIL by ASE through this tender offer is purely a financial investment, and ASE will not intervene in SPIL’s operations. As SPIL reported strong operating performance in the past, ASE believes that its financial investment should yield excellent return.

During the tender offer period, if the number of common shares tendered in Taiwan reaches the minimum number of 155,818,056 shares (equivalent to 5% of common shares issued by SPIL), ASE shall lawfully acquire common shares and ADSs of SPIL tendered in the Taiwan and U.S. offers up to the limits expressed in the second paragraph, and subject to proration, as described in the the Taiwan and U.S. offers, and subject to the terms and conditions of the Taiwan and U.S. offers.

Important Additional Information

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell SPIL’s securities.

In connection with the offer for common shares, ASE will file a tender offer document with the Republic of China Financial Supervisory Commission (“FSC”).  Copies of the Republic of China offer documents will also be available by contacting KGI Securities Co. Ltd. (“KGI”), the tender offer agent for the Taiwan offer, at +886-2-2389-2999, or at the website maintained by KGI at http://www.kgieworld.com.tw.

In connection with the offer for the ADSs, a tender offer statement and related materials will be filed by ASE with the U.S. Securities and Exchange Commission (“SEC”).  Investors and security holders will also be able to obtain a copy of these statements and other documents filed by ASE free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement, related materials will be available free of charge by contacting ASE’s information agent for the U.S. offer, MacKenzie Partners, Inc., toll-free at +1-800-322-2885 (for ADS holders in the U.S. and Canada); or +1-212-929-5500 (call collect) (for ADS holders in other countries).

Investors and security holders are urged to carefully read the tender offer statements and any other documents relating to the Republic of China and U.S. offers filed by ASE with the SEC and FSC when they become available, as well as any amendments and supplements to those documents, because they will contain important information.

About The ASE Group

The ASE Group is the world's largest provider of independent semiconductor manufacturing services in assembly, test, materials and design manufacturing. As a global leader geared towards meeting the industry’s ever growing needs for faster, smaller and higher performance chips, the Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package, final test and electronic manufacturing services through Universal Scientific Industrial Co., Ltd. and its subsidiaries, members of the ASE Group. For more information about the ASE Group, visit www.aseglobal.com.